Exhibit 99.5
South Pars Iran: Clarification
Paris, March 21, 2007 — Following media reports this day, Total believes it is important to clarify the Group’s position with regards to the ongoing French judicial inquiry into the company’s activities in Iran opened in December 2006 around the South Pars project signed in 1997 between Total and the NIOC (National Iranian Oil Company).
•	Three Total employees, including Mr. de Margerie, Total Chief Executive Officer, will be heard today by investigators of French financial police (BRDE).

•	Total fully supports its employees and underlines that the agreements signed in 1997 were done so in accordance to applicable laws.

•	Total is confident in the fact that investigation will establish the absence of any illegal activities and hopes that it will be conducted with serenity
Total has a strict code of conduct and adheres to it in all countries where the Group is present regardless of the difficulties linked to its activities and the environments in which it operates.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
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